SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer


ambev
ESG
UPDATE 2022
SÃO PAULO, BRAZIL
NOVEMBER 3
NATURAL, INCLUSIVE & LOCAL

We Dream Big to Create a Future With More Cheers




E

Recycle content

Carbon Emissions

Renewable energy

BORA


S

Fight Against Hunger

DE&I

exame.
o melhor investimento do seu tempo

Valor ECONÔMICO

ÉPOCA

INSTITUTO ETHOS


G


NATURAL
INCLUSIVE
LOCAL
STRATEGIC ESG PRIORITIES
Smart Drinking & Moderation
Climate
Water Stewardship
Sustainable Agriculture
Circular Packaging
Ethics & Transparency
Entrepreneurship
Diversity & Inclusion



ambev

ESG

UPDATE 2022

Our Strategy at ESG

Rodrigo Figueiredo
Procurement & Sustainability VP Officer

Water **Stewardship**

100% of our communities in high stress area have measurably improved water availability and quality.


NATURAL
LOCAL
INCLUSIVE
STRATEGIC ESG PRIORITIES
Smart Drinking & Moderation
Climate
Water Stewardship
Sustainable Agriculture
Circular Packaging
Ethics & Transparency
Entrepreneurship
Diversity & Inclusion

Inside our Walls

Our Water Stewardship Project is an ambitious and measurable initiative to guarantee water security for our operations & communities, working on 3 main pillars



High Risk

45
SAZ Brewery plants

11
High risk plants
55% < 2,00 hl/hl

Water CONSUMPTIONS: Risk Plants (hl/hl)



2,52
2,38
2,18
2,07
2
1,98
1,98
2019
2020
2021
2022
2023
2024
2025

CONSUMPTION (HL/HL)

Plant	FY 2019	FY 2020	FY 2021	BU 2022	BU 2023	BU 2024	BU 2025
CBB	1,31	1,3	1,34	1,17	1,17	1,17	1,17
SCB	1,3	1,3	1,32	1,22	1,22	1,22	1,22
MDZ	1,36	1,35	1,18	1,25	1,25	1,25	1,25
NM	1,24	1,24	1,28	1,27	1,27	1,27	1,27
PJ	1,37	1,39	1,39	1,36	1,36	1,36	1,36
HUA	1,47	1,43	1,39	1,38	1,38	1,38	1,38
AQ	2,08	2,06	2,32	2,00	2,00	2,00	2,00
CE	2,33	2,16	2,03	2,02	2,00	2,00	2,00
RJ	2,92	2,59	2,89	2,55	2,00	2,00	2,00
JG	1,88	1,87	2,36	2,56	2,26	2,00	2,00
JC	3,9	3,85	3,41	3,17	2,67	2,17	2,00

WATER 1:1 MAIN INITIATIVES

2022
- CIP Optimization
- Trimeta CD
- Weak Wort Production and use optimization

2023
- Dry vacuum pumps
- Dry pumps in brewhouse
- Reuse stations retrofit

2024
- Air rinsers
- 3rd step Reverse Osmosis
- ECA for CIP
- New exports

2025
- Secondary recovery tank to CIP
- Water recovery from CO2 scrubbers
- New reuse stations

Internal data

Outside our Walls

Since 2011 we have implemented a watershed management process in 100% of our communities in high-stress areas.

ROADMAP 2020-2025

Operations

Project	2020	2021	2022(R)	2022(P)	2023	2024	2025
Jaguariúna	7	7	7	7	7	7	7
Jundiaí	6	7	7	7	7	7	7
Sete Lagoas	5	6	7	7	7	7	7
Rio de Janeiro	5	6	7	7	7	7	7
Anápolis	3	4	4	5	6	7	7
Jacareí	4	5	5	6	7	7	7
Aquiraz	4	5	6	6	7	7	7
Mendoza	4	5	5	6	7	7	7
Taquiña	5	6	6	6	7	7	7
Sacaba	3	3	4	4	5	6	7
Huari	5	6	6	6	7	7	7
% watersheds implementation phase		91%	100%	100%	100%	100%	100%
% watersheds with KPIs quantified			64%	82%	91%	100%	100%


Jaguariúna - 2019
Legenda
Google Earth
N

New high-risk plants (2022 review):

Project	2020	2021	2022	2023	2024	2025	2030
Santiago (Chile)				3	4	5	7
Teresina(Brasil)				2	3	4	7

- Lack of water in the area **due to the longest drought in country´s history**
- Worsening of **the raw water quality in Parnaíba River**

ambev ESG UPDATE 2022

Water Stewardship

Where we work and main partners.



High Risk

2010
GAMA – DF
Bacia do Gama

2015
JAGUARIÚNA - SP
Bacia do PCJ

2016
B. GUANDU – RJ
JUNDIAÍ – SP
SETE LAGOAS – MG

BOL - TAQUIÑA

Bacia do Guandu – RJ
Bacia do PCJ – JU
Bacia do R. das velhas (Sub-bacia Ribeirão Jequitibá) – MG

2017
AQUIRAZ

2018
ARG – MENDOZA
BOL – HUARI

2019
JACAREÍ – SP
ANÁPOLIS – GO
Bacia do Paraíba do Sul – SP
Bacia do Parnaíba - GO

2021
BOL - SACABA

Our Partners

WWF · The Nature Conservancy · Avina



Climate Action

Our Ambition to Achieve Net Zero by 2040


NATURAL
LOCAL
INCLUSIVE
STRATEGIC ESG PRIORITIES
Climate
Water Stewardship
Sustainable Agriculture
Circular Packaging
Ethics & Transparency
Entrepreneurship
Diversity & Inclusion
Smart Drinking & Moderation

Climate Action

We are committed to driving decarbonization and building climate resilience through our Climate Action Goals.

2025

100% of electricity from renewable sources and **25%** carbon emissions reduction across the value chain

2030

Neutralization of **100%** of **scopes 1 and 2 emissions,** making us Carbon Neutral in our direct operations

2040

Ambev as **Net Zero** in all our **operations and value chain**

Protocols

CDP
SASB
GRI
Science Based Targets
Programa Brasileiro GHG Protocol
Integrated Reporting
TCFD

Ecosystem

Pacto Global Rede Brasil
cebds
CNI
SINDICERV
Business Ambition for 1.5°C
ABIR
ABIA

Climate Action

Our Carbon Footprint


INDIRECT EMISSIONS
Suppliers
(Packaging and Raw Materials)
Farms
SCOPE 3
Materials own transport
SCOPE 3
DIRECT EMISSIONS
Breweries
SCOPE 2
Verticals
SCOPE 2
SoftDrinks
SCOPE 2
SCOPE 1
1st Tier Logistic
SCOPE 3
Distribution Centers (DDCs)
Wholesalers
2st Tier Logistic
SCOPE 3
Clients (Coolers)
SCOPE 3
3st Tier Logistic
Consumers
SCOPE 1
Direct emissions
Generated by the company in its industrial activity
SCOPE 2
Emissions derived
from purchased energy and consumption
SCOPE 3
Indirect emissions
related to extraction of raw and pack materials, upstream and downstream transportation, product coolers. (suppliers).

41 | Breweries
6 | Malt Plants
12 | Verticalized
5 | Craft
112 | DDCs
850k | Clients

Carbon Scope 1

SAZ Historical path to decabornization

ambev
ESG
UPDATE 2022



951

- ZBS Foundation
- Efficiency Programs: e.g. "Boinas Verdes"
- 8 New Biomass Plants (SC, TE, AG, CI, CS, MG, CE, EQ)

2003-2009

224k -23%



727

- 2 New Greenfields with Biomass Plants (NS, UB)
- Shutdown and Modulation Politics

2012-2014

394k-45%



333

- 1 New Greenfield with Biomass Plants (PG)
- Full Conversion from BPF to Vegetable Oil
- E&F Toolkit Rollout

2014-2021

243k-73%



90

- Electricity Solar/Eolic PPAs
- Solar boilers, USW Boiler, Renewables On-Site, Bioethanol, Green Hydrogen
- Biomethane/Other Eco-Fuel Sourcing

2022-2030

65% Reduction

90% Reduction

Internal data

Carbon Neutral Operations

And after 4 years of investments on innovation, sustainable technologies and processes, we successfully certified 9 carbon neutral sites

9 SITES ANNOUNCED 2021


Ponta Grossa Brewery


Passo Fundo Malt House


Joinville DDC

KEY INITIATIVES
- Renewable Electricity
- Renewable Fuel (Biomass + Vegetable Oil)
- CO2 Surplus Sustainability
- Biogas Microturbine
- E-Forklift

CARBON EMISSIONS PONTA GROSSA BREWERY (TCO2E)


-93,2%
9.963
6.957
6.304
6.140
1.500
677
FY17
FY18
FY19
FY20
FY21
FY22

TOTAL EMISSIONS FROM CARBON NEUTRAL OPERATIONS (TCO2E)*


-83,4%
28.298
47.056
21.881
20.533
4.710
FY17
FY18
FY19
FY20
FY21

CARBON NEUTRALITY CRITERIA

- 80~90% CO2 Emissions (vs2017)
- 100% Renewable Electricity
- Energy Consump. Excellence

+3 EXPECTED


Announced:
PG, MF, SD AR, BM, AG, CN, MG, CPL
To be announced:
CE, UB, CRP

Internal data

Carbon Scope 3

Engaging and Impacting the supply chain



Compromisso pela Ação Climática
CONECTANDO POR UM MUNDO MELHOR
Compromisso da Ambev e parceiros em prol da transparência e ambição climática
ambev
ASSINAM ESTE COMPROMISSO:
ACV
ARCADIS
ARCLIM
CLIMATEMPO
CRS
CRV MUNCK
ADT
agraria
CMV
CSI NTF
AICÁS
BALG
comerc
conceptbags
AB4Labels
CONCISA
DANNEMANN SIEMSEN
Alumiart
CONLOG
ambev
CANPACK
CPL
DEZENHO
amcor
Carbo Gás
ambev

MAIN ACTIONS

- Accounting and reporting greenhouse gas emissions
- Set public targets and emission reduction plans
- Promote concrete actions to reduce emissions

RESULTS

~200 Suppliers have already signed

~70% of Scope 3 emissions covered

Carbon Journey


CO2
CARBON
360°

ENERGY EFFICIENCY



REVERSE LOGISTICS



ELETRONIC FLEET



ACELERATOR 100+

aceleradora sustentabilidade 100+

SAVEE

ambev saveE

ECOSCORE


22.1

LEMON

SUPPLIER ENGAGEMENT

CONECTANDO POR UM MUNDO MELHOR

REGENERATIVE AGRICULTURE



ECOLOGYCAL REFRIGERATORS



RENEWABLE ENERGY



WATERSHEDS & FORESTS

BACIAS E FLORESTAS



Circular Packaging

100% of our products will be in packaging that is returnable or made from majority-recycled content.


NATURAL
LOCAL
INCLUSIVE
STRATEGIC ESG PRIORITIES
Smart Drinking & Moderation
Climate
Water Stewardship
Sustainable Agriculture
Circular Packaging
Ethics & Transparency
Entrepreneurship
Diversity & Inclusion

Circular **Packaging**

Year over year, we have increased the **recycled content** in our packaging and continue to encourage the use of **returnable packaging**...

2022 Target per Packaging Type & Historical Evolution

Target:



45% On Glass Bottles



36% On PET Bottles



75% On Cans

Historical Evolution:


47%
48%
45%
44,5%*
2019
2020
2021
2022 LE

*Volume Increase (27% x LY) and impact decrease recycled content AVR


29%
35%
18%*
32%**
2019
2020
2021
2022 LE

*Price impact and availability restriction due to covid-19;
**Volume increase (13pp)


76%
76%
75%
76%
2019
2020
2021
2022 LE

Internal data

Circular Packaging

...and we will **eliminate plastic pollution** from our packaging by 2025. For this, we have 3 main strategies - Elimination and replacement; Returnable and recycled packaging; and Innovation and partnerships.

Plastic


% of Plastic Neutralization
24%
36%
31%
50%
65%
2019
2020
2021
2022
2023
Reduce/Eliminate
Reutilize
Recycle
Biodegradable
Compensate



Reduced thickness in stretch in 15%


BRAHMA

Reduced thickness in shrink in 12.5%



Reduce thickness in caps in 6.5%

Examples



Keel Clip



Snap Pack



GrowPack


GARRAFA PET 100% RECICLADA

100% Guaraná



UBQ


ambev

Crates 100% PCR



Cowboy



Paper Bottle


C&A

Partnerships

Internal data

Circular Packaging - ECOSCORE

Sustainability as main input for Innovation

ambev ESG UPDATE 2022

- Returnability
- Weight/Volume
- Recycled Content
- CO2 Emissions
- Recyclability
- Plastic Pollution



25
SPATEN RGB 600ml
58
SPATEN OW 355ml
38
GCA PET 2L 100% RC
59
GCA PET 2L 30% RC
0-36
36-43
43-58
58-62
>62

INSTITUTO DE EMBALAGENS Ensino & Pesquisa

BUREAU VERITAS

Internal data


ambev
ESG
UPDATE 2022
SÃO PAULO, BRAZIL
NOVEMBER 3
NATURAL, INCLUSIVE & LOCAL

We Dream Big to Create a Future With More Cheers





Shared growth

We believe in expanding social impact, using our capabilities, skills, leadership and innovation to help find scalable solutions to community.



This is our
ESG
Stragegy.


NATURAL
LOCAL
INCLUSIVE
STRATEGIC ESG PRIORITIES
Smart Drinking & Moderation
Climate
Water Stewardship
Sustainable Agriculture
Circular Packaging
Ethics & Transparency
Entrepreneurship
Diversity & Inclusion



Productive inclusion

5 million people, generating opportunities and fighting poverty.


NATURAL
STRATEGIC ESG PRIORITIES
INCLUSIVE
LOCAL

We believe in the productive inclusion of our ecosystem and supporting small entrepreneurs is a crucial part of this. From thousands of smallholder farmers, suppliers and small retailers, to our communities and consumers, **we improve livelihoods and increase access to perspectives, so we can develop and prosper in a natural, inclusive and local world.**

Growth is only real when shared.


ambev
ESG
UPDATE 2022
1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES



Productive Inclusion

What does it mean?

Sustainable inclusion of people who are in a situation of social or economic **vulnerability in the market by means of entrepreneurship or work opportunities.**



Increase in **productivity** (employability) + Including them **in the economy** (entrepreneurship) = Productive **Inclusion**

1 NO POVERTY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES



Productive Inclusion

- **30%** of the Brazilians have some entrepreneurial activity
- **Less than 10%** are operating for more than 3 years
- Micro and small entrepreneurs are unprepared in relation to **management of their businesses**
- **Improvement and modernization of production processes;** learn to control stock; to separate the company accounts, to plan, to use technology.

Source: Arimax, 2021

1 NO POVERTY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES



Productive Inclusion

How does it work?

Enable productive inclusion by providing the tools that the small entrepreneurs need to thrive and a platform that connects our ecosystem and communities so we can all grow together.

1 NO POVERTY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES



bora
ambev

1 | Capabilities
Knowledge from courses with external partners to learn essential skills and tools to grow the business or find a job.

2 | Financial Empowerment
Financial support such as Bees points, microcredit and scholarship.

3 | Connections
Explore our ecosystem and connect entrepreneurs to each other and to trained people and suppliers.

1 NO POVERTY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES









ambev ESG UPDATE 2022

Our objective is to impact 5M people in the next 10 years

5 pilots ongoing (50k people)

Pilots with different formats to test models, population and solutions for scale up

- Various online solutions for POCs in the entirety of Brazil

B. BARKUS SEBRAE MEiSHOP



São Luiz (MA)

- Online training in gastronomy + management

Recife (PE)

- Online training in gastronomy + management

São Paulo (SP)

- On site development, address POCs' pain points

SEBRAE

Rio de Janeiro (RJ)

- Emotional, behavior and technical skills

Instituto da Criança

1 NO POVERTY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES

In addition to other existing projects


Guaraná
ANTARCTICA
MAGNIFICA
BERRIÓ
DO PIAUÍ
LEGÍTIMA
DO CEARÁ
NOSSA
DE PERNAMBUCO
ABIÚDA
de Sergipe
ESMERA
DE GOIÁS
STELLA ARTOIS









ambev voa

ambev ESG UPDATE 2022


voa

Management and mentoring for NGOs

+400 NGOs and
10 million people
impacted since 2017

Source: Internal estimation

1 NO POVERTY

4 QUALITY EDUCATION

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

ENTREPRENEURSHIP

Casa Azul

GERANDO FALCÕES

INSTITUTO VERDESCOLA

CUFA

Amunam

Pró-Saber São Paulo

Instituto Tiago Camilo

VAGA LUME

INSTITUTO ANDERSON VAREJÃO

INSTITUTO REAÇÃO

Phi

Bayeux

400+








DIA DO
VOA



Results

NGOs


450
400
350
300
250
200
150
100
50
0
195
270
364
408
428
2018
2019
2020
2021
2022

3 times
more impact
after VOA
Source: Internal estimation


ÁGUA MINERAL NATURAL
ambev
ama
500 ml
ÁGUA PARA VOCÊ, ÁGUA PARA TODOS
ambev
ama
ÁGUA MINERAL NATURAL
SEM GÁS
350ml

100% of profits go to clean water projects to those in need

GOAL: 1 million people impacted by 2025

yunus social business

4 QUALITY EDUCATION

5 GENDER EQUALITY

6 CLEAN WATER AND SANITATION

10 REDUCED INEQUALITIES

AMA PEOPLE IMPACTED






6.053
25.521
52.474
223.092
339.141
523.091
683.091
853.091
1.033.091

4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
10 REDUCED INEQUALITIES


ambev
ama
água
pra você,
água
pra todos
AMBEV AMA | ÁGUA PRA VOCÊ, ÁGUA PRA TODOS
AMBEV AMA | ÁGUA PRA VOCÊ, ÁGUA PRA TODOS
AMBEV AMA | ÁGUA PRA VOCÊ, ÁGUA PRA TODOS

AMA

4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
10 REDUCED INEQUALITIES

Communities that received water access improved health indicators

- **+40 pp** school attendance
- **+17 pp** schools scores improvements
- **-12 pp** occurrence of diseases

Source: Fundación AVINA, 2019


ambev
ESG
UPDATE 2022
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
10 REDUCED INEQUALITIES


somos
AGUA PARA TODOS
somos
2L

somos
AGUA PARA TODOS


BOLIVIA

4 QUALITY EDUCATION

5 GENDER EQUALITY

6 CLEAN WATER AND SANITATION

10 REDUCED INEQUALITIES



Fighting hunger

Using our capabilities to provide food,

helping the most vulnerable people in Brazil and Argentina.




Narda Lepes
2M
Juliana Awada
1.9M
Jime Monteverde
933.5K
Rocio
Geraldine Neumann
868K
Juliana Lopez May
788.3K
Marou Rivero
563.6K
Veronica
1.3M


LA NACION
Alimentos que tenemos olvidados: ¿comés legumbres? Ideas de Narda Lepes para sumarlas a tu dieta
Clarín
Alimentación
Un cereal rico en fibra que se prepara igual que el arroz: cómo incorporar la cebada a la dieta
Clarín Recetas
Platos principales
Risotto de cebada
Volver al grano
Cebada perlada: qué beneficios tiene, cómo se cocina y a qué comidas incorporarla
PRONTO
LIMONADA DE CEBADA
Aprovecha los beneficios de la limonada de cebada para tu salud


gauchada

Cebada Perlada

Hunger BEES

500 ton / month potential food donation for people in need

Ecosystem mobilization and logistics support for donations


BEES
comidainvisível
Cadastre-se aqui!




Semeando Amor

Source: Comida Invisível



Diversity, Equity & Inclusion

Consistent journey

enabled by our cultural evolution.


NATURAL
STRATEGIC ESG PRIORITIES
INCLUSIVE
LOCAL


5 GENDER EQUALITY
10 REDUCED INEQUALITIES


ambev
ESG
UPDATE 2022
Our journey
DIVERSITY, EQUITY AND INCLUSION
ERGs
Commitment
Representativeness
Equity
Inclusion
Diversidade
& Inclusão
ambev

Our journey

DIVERSITY, EQUITY AND INCLUSION

PHASE 1

Foundation

2018

LAGER / WEISS — ERGs launch

Unconscious Bias Training



IPA

Annual Census

D&I Toolkit

2019

BOCK / IPA — ERGs expansion

Respect Policy


REPRESENTA

Representa Pilot

2020

PHASE 2

Affirmative actions and results

2020

- Gender Commitments
- SOMOS (Launch Women's Program)
- Parental Policy Guide
- Racial Commitments
- Creation of the D&I and Mental Health Board
- External DE&I Committee
- Representa Rollout

2021

- Mental Health benefits and partners
- Allied Men Program
- Census 2.0
- Domestic Violence Policy

2022

ambev
ESG
UPDATE 2022

PHASE 3
Journey Expansion

2022

Trans Visibility



Female Leaders Development Program

we. women empowerment

ambev

Inclusive Leader Journey

Black Leaders Development Program

dàgbá

Jornada da Diversidade

Engagement of our suppliers

De Portas Abertas

Engagement of our communities

2023

Gender Commitments

ambev ESG UPDATE 2022

50/50 Hiring


38%
42%
45%
2019
2020
2021

Female Turnover Reduction


1,5
1,1
1,1
2019
2020
2021

Prepare for Promotion


37%
45%
50%
2019
2020
2021

Female Representativeness - Leadership


BD 0 - VII
CAGR: 4,4%
CAGR: 7,4%
27,7%
29,2%
30,2%
31,8%
32,8%
36,7%
2019
2019
2018
2019
2020
2021

Race Commitments

+200 New Black Leaders


200
51
99
144
207
238
286
347
405
447
472
512
517
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dez-21

Black Suppliers


$20 MM
spend
2021
472
2022
1056
registered
770
actives

60 Black Trainees in 3 years


21
Trainees
2020
29
Trainees
2021
+60
Trainees
2022

Interns Program - Representa

Pilot 2019: 10 interns

2021: 392 interns


REPRESENTA
ambev

Black Entrepreneurs Registered



Recognized Internally and Externally


NEGÓCIOS
TODO O PODER A QUEM TRAZ INOVAÇÃO E LUCRO PARA AS EMPRESAS
PRÊMIO
EmpreendedorSocial
INICIATIVA EMPRESARIAL PELA IGUALDADE RACIAL
exame.
MELHORES do ESG 2022
ACTION AWARDS
PRÊMIO
SIM À IGUALDADE RACIAL
merco
MONITOR EMPRESARIAL DE REPUTAÇÃO CORPORATIVA
Prêmio BNDES
TODOS PELA SUSTENTABILIDADE
FINANCE & LAW
SUMMIT AND AWARDS
+5p.p
73
73
85
86
85
83
87
85
90
11
12
13
14
15
16
17
18
19
20
21




ambev

ESG

UPDATE 2022




SÃO PAULO, BRAZIL NOVEMBER 3

NATURAL, INCLUSIVE & LOCAL

ambev ESG UPDATE 2022

AMBEV BOARD OF DIRECTORS



Michel Doukeris
Co-Chairman and Director



Victorio De Marchi
Co-Chairman and Director



Fernando Tennenbaum
Member of the Board of Directors



Fabio Barbosa
Member of the Board of Directors



Lia Matos
Member of the Board of Directors



Milton Seligman
Member of the Board of Directors



Nelson Jamel
Member of the Board of Directors



Roberto Thompson
Member of the Board of Directors



Antonio Bonchristiano
Member of the Board of Directors (Independent)



Claudia Woods
Member of the Board of Directors (Independent)



Marcos Lisboa
Member of the Board of Directors (Lead Independent Member)

AMBEV FISCAL COUNCIL



José Rezende

Effective



Elidie Bifano

Effective



Vinicius Bouhid

Effective

BOARD ADVISORY COMMITTEES

OPERATIONS AND FINANCE COMMITTEE



Victorio De Marchi
Chairman



Roberto Thompson



Fernando Tennenbaum

PEOPLE COMMITTEE



Victorio De Marchi
Chairman



Nelson Jamel



Claudia Woods
Independent Director

GOVERNANCE COMMITTEE



Victorio De Marchi
Chairman



Fabio Barbosa



Marcos Lisboa
Independent Director



Carlos Ragazzo
External and independent member



Everardo Maciel
External and independent member

BOARD MEMBERS



CLAUDIA WOODS

Independent member of the Board of Directors and the People Committee

Claudia Woods currently acts as a partner of Softbank and CEO of We Work Latin America. Until June, 2021, she acted as CEO of Uber in Brazil. Before joining Uber, Claudia was the president of Webmotors, a car sales startup owned by Grupo Santander, and held positions of marketing superintendent and retail director at Banco Original. Claudia also serves on Oi's board.

Claudia has a degree in economics from Bowdoin College, in the United States, and a master's degree in marketing from the Federal University of Rio de Janeiro (UFRJ).

BOARD MEMBERS



FABIO BARBOSA

Member of the Board of Directors and the Governance Committee

Fabio Barbosa currently acts as CEO of Natura&Co, as president of Fundação Itaú, as board member of Itaú-Unibanco, Instituto Endeavor Brasil and of the UN Foundation. Previously, Fabio has acted as president of Banco Real and Santander from 1996 to 2011, as president of Febraban and Abril Mídia, and as a partner and member of the Investment Committee of Gávea Investimentos.

Fabio holds a degree in Business Administration from Fundação Getúlio Vargas in São Paulo and an MBA from the Institute for Management Development (IMD), in Lausanne, Switzerland.

BOARD MEMBERS



LIA MATOS

Member of the Board of Directors

Lia Matos is currently the Chief Strategy Officer of Stone Co. Prior to joining Stone, she served as a Family Office Director for Varbra between 2012 and 2016. Previously, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies.

Lia received a bachelor's degree in physics from Universidade Federal do Rio de Janeiro (UFRJ) and a PhD in physics and electrical engineering from the MIT - Massachusetts Institute of Technology. She was also a teaching assistant and research fellow at the MIT between 1999 and 2005.